Exhibit 3.1
AMENDMENT NO. 2 TO THE
AMENDED AND RESTATED BYLAWS
OF BANCORPSOUTH, INC.
     The Amended and Restated Bylaws of BancorpSouth, Inc. are amended by inserting the following text before the last sentence in the paragraph under Section 2 of Article III:
     “In an uncontested election, any nominee for Director who receives a greater number of votes “withheld” from his or her election than votes “for” such election (a “Majority Withheld Vote”) shall promptly tender his or her resignation (unless previously tendered), following certification of the shareholder vote.
     The independent Directors that serve on the Nominating Committee shall consider the resignation offer and recommend to the Board whether to accept it. The Board will act on the Nominating Committee’s recommendation within 90 days following certification of the shareholder vote.
     Thereafter, the Board will promptly disclose their decision whether to accept the Director’s resignation offer (and the reasons for rejecting the resignation offer, if applicable) in a press release to be disseminated in the manner that press releases are typically distributed by the Corporation.
     Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Nominating Committee recommendation or Board action regarding whether to accept the resignation offer.
     However, if each member of the Nominating Committee received a Majority Withheld Vote at the same election, then the independent Directors who did not receive a Majority Withheld Vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.
     However, if the only Directors who did not receive a Majority Withheld Vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.”

Amended by the Board of Directors of BancorpSouth, Inc. as of January 24, 2007
/s/ Cathy S. Freeman
Cathy S. Freeman, Secretary